April 4, 2006

By U.S. mail and facsimile to (803) 359-0897

Richard E. Trewhella
Corporate Controller & Treasurer
Glassmaster Company
P.O. Box 788
Lexington, SC 29071

	RE:	Glassmaster Company
		Form 10-KSB for the fiscal year ended August 31, 2005
		Filed November 29, 2005

		Form 10-QSB for the period ended December 4, 2005
		Schedule 14A filed January 17, 2006
		File No. 0-2331

Dear Mr. Trewhella:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. Also where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the year ended August 31, 2005

Management`s Discussion and Analysis, page 6

Review of Operations, page 6

1. You state here and in your Form 10-QSB for the quarter ended December 4, 2005, that your controls and electronics segment sales decreased due to scheduled completion of contracts. Please tell us and disclose, in future filings, the factors explaining why new contracts are not in place to generate revenue to offset the completion of the completed contracts.

Liquidity and Capital Resources, page 9

2. You state that you anticipate that your cash requirements will be provided by operations and existing and committed credit lines. You also disclose, on page 26, that the amounts available under these credit lines vary with fluctuations in the amount of inventories and receivables. Please tell us and disclose, in future filings, including your future Forms 10-QSB, the amounts available under each line of credit at the balance sheet date.

3. We note that the increases in your accounts payable contribute significantly towards reducing your total cash outflows from operations. We note this trend continues through the quarter ended
December 4, 2005. Please tell us, and disclose in future filings, the reasons for the increase in accounts payable, including:
* Any changes in your cash management policies, such as delayed payments to vendors.
* Any known trends or uncertainties that are reasonably likely to have a material effect on your liquidity. For example, if these increases are due to changes in your cash management policies, please clarify how long you expect to be able to sustain this trend before requiring cash to pay your outstanding payables.

4. We note you issued convertible debt during the third quarter of
2005 and have the following comments:
* In note 6, please clearly identify the appropriate debt as convertible.
* Please tell us and disclose, in future filings, the circumstances under which the debt can be converted, including any contingencies surrounding the conversion feature, put/call features, and redemption features.
* Tell us how you are accounting for these various features, specifically your conversion feature and how you considered the guidance in SFAS 133, EITF 00-19, EITF 98-5 and EITF 00-27.
* Please also provide us with a copy of your subordinated convertible debenture indentures and tell us whether this contract is a material contract that should be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-B. In this regard, it does not appear to be filed as an exhibit to your Form 10-KSB or your Form 10-QSB.
* Please tell us how you reflect this convertible debt in your earnings per share calculations.

Item 14. Controls and Procedures, page 11

5. You state in subpart (a) that your principal executive officer and principal financial officer, after evaluating the effectiveness of your disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)), have concluded that, as of such date, your disclosure controls and procedures were adequate to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities. You make the same disclosures in your Form 10-QSB for the period ended December 4, 2005. We have the following comments:
* We assume the date to which you are referring is as of the end of the period covered by each report. Please confirm. If not, please evaluate the effectiveness of your disclosure controls and procedures as of the end of each period covered by each report. To the extent that your conclusions differ from those you have disclosed in your Form 10-KSB and your Form 10-QSB, please amend these filings. In addition, in future filings, please specifically state that your conclusions are as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B.
* In future filings, please revise your reference to the Exchange
Act
Rules to refer to Rule 13a-15(e) and Rule 15d-15(e).
* In future filings, please revise your definition of disclosure controls and procedures to conform to the aforementioned Exchange Act
Rules. That is, if true, state that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC`s rules and forms, and that your disclosure controls and procedures were also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whatever the case may be.

6. You state in subpart (b) that there were no significant changes in your internal controls or in other factors that could significantly affect your disclosure controls and procedures subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in your internal controls. You make the same disclosures in your Form 10-QSB for the period ended December 4, 2005. Please be advised that Item 308(c) of
Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or
15d-15 that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us that there were no changes in your internal controls over financial reporting during the fourth fiscal quarter of 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In addition, please revise your disclosures in future filings to comply with Item 308(c).

Certifications, pages 12-14

7.  We note the language contained in each of your officer`s
Section
302 certifications.  You make the same disclosures in your Form
10-
QSB for the period ended December 4, 2005. Please amend your Form 10-KSB and your subsequent Form 10-QSB to conform your section 302 certifications exactly to Item 601(b)(31) of Regulation S-B. For example:
* Please remove "annual" in front of "report" in paragraphs 2, 3, and
4.
* In the fourth paragraph, please revise your reference to the Exchange Act Rules to refer to Rule 13a-15(e) and Rule 15d-15(e).
* In subparts (a)-(c) of the fourth paragraph, please revise your certification to conform exactly to Item 601(b)(31) of Regulation S-
B. For example, your definition of the Evaluation Date does not comply with Regulation S-B.
* In the fifth paragraph and each of its subparts (a)-(b), please revise your certification to conform exactly to Item 601(b)(31) of Regulation S-B.
* Remove the sixth paragraph you have listed.
Please be advised that the above bullets do not represent a comprehensive list of all discrepancies. Please refer to Regulation
S-B for further guidance.

Consolidated Statement of Cash Flows, page 20

8. We note the line item "Payments for deferred charges" under investing activities. Please tell us the nature of such charges and your basis in GAAP for such classification in the statement of cash flows.



Note 1 - Summary of Significant Accounting Policies, page 21

Property, plant and equipment, page 22

9. You state that you periodically review your property, plant and equipment in accordance with SFAS 121. Please be advised that SFAS
121 was superseded in its entirety by SFAS 144. Please confirm to us that you review your property, plant and equipment in accordance with
SFAS 144.  Revise your reference in future filings.

Start-up costs, page 22

10. 	You indicate that you have expensed all start-up costs
associated with the Marine segment except for certain costs which fall outside the scope of SOP 98-5, which have been capitalized. Please note that pursuant to paragraph .06 of the SOP that costs falling outside its scope are not necessarily capitalized. Therefore, please tell us the nature and amount of these costs and your basis for capitalization.

Note 2 - Concentration of Credit Risk, page 25

11. You indicate that revenues from one customer of the Controls and
Electronics segment represented approximately 6% of your consolidated revenues for the year ended August 31, 2004. Please tell us, and disclose in future filings in management`s discussion and analysis as appropriate, why no revenue was attributed to this one customer for the year ended August 31, 2005, and the effect of the loss of this customer on future revenues and income.

Note 7 - Related Party Transactions, page 27

12. Please revise future filings to comply with the disclosure requirements of paragraph 2 of SFAS 57, particularly the nature of the relationship(s) involved.

Note 8 - Income Taxes, page 27

13. Please provide us and disclose, in future filings, a rate reconciliation of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. Refer to paragraph 47 of SFAS 109.



14. We note that you maintain a valuation allowance for your state net operating loss carryforwards (NOL`s), but not for your federal NOL`s. Please clarify the following:
* Please tell us how your state NOL`s differ from your federal NOL`s such that you have determined to recognize a valuation allowance for your state NOL`s, but not your federal NOL`s.
* Please tell us, in detail, your basis for reversing over $30,000 of your valuation allowance in 2005.
* We note your tax planning strategy of selling assets to realize your NOL`s. Please confirm to us that your tax planning strategy will generate income of the appropriate character (i.e. ordinary vs.
capital) to realize your NOL`s.

15. We note you disclose the latest year of expiration for your state and federal NOL`s. Given the materiality of your NOL`s and your history of losses, in order for a reader to better understand the realizability of your NOL`s, please disclose the amounts and expiration dates of your NOL`s, segregated by year and jurisdiction
(i.e. state vs. federal).

Note 13 - Business Segments, page 30

16. We note your Industrial Products segment includes your monofilament line, your pultruded fiberglass products, and your composites. Based on your website and your discussion in Item 1 of your Form 10-KSB, it appears that each of these lines consists of different products, different manufacturing processes (as we note that pultruded fiberglass and composite profiles are produced on a made to order basis), and different sales processes (as we note that monofilament products are also sold by commissioned sales representatives). As such, your basis for aggregating these products into your Industrial Products reportable segment is unclear. Please explain, in detail, how you have applied paragraphs 10 and 17 of SFAS
131. As part of your response, please provide us with all of the financial information your chief operating decision maker receives on a regular basis, as of August 31, 2005, as well as a quantitative analysis demonstrating the economic similarity of the operating segments you have aggregated, pursuant to paragraph 17 of SFAS 131.









Note 15 - Purchase of Business Assets, page 32

17. We note your acquisition of Penn Craft LLC and have the following comments:
* Please provide us with your income significance test related to your acquisition of Penn Craft LLC to support your determination that you are not required to file the separate audited financial statements of Penn Craft LLC on Form 8-K. Please refer to Item 310(c)(2)(iii) of Regulation S-B.
* Please tell us the factors you considered in concluding that no intangible assets such as trademarks, customer relationships, or goodwill required recognition under paragraphs 39 and 43 - 45 of SFAS
141.

Schedule 14A filed January 17, 2006

18. You indicate on page 5 that your Audit Committee currently includes a financial expert. Tell us and disclose, in future filings, the name of the audit committee financial expert and whether that person is independent, as defined in the Exchange Act. See Item
401(e)(1)(ii) of Regulation S-B.

Form 10-QSB for the period ended December 4, 2005

Management`s Discussion and Analysis, page 9

Results of Operations, page 9

19.  We note your decreasing gross profit margins over fiscals
2004
and 2005, and continuing into the first quarter of 2006, from
16.6%
to 16.0% to 13.6%. Please tell us and disclose, in future filings, the specific reasons for the decreases as compared to the prior period.

20. As previously agreed to in your letter dated March 10, 2003, please tell us and disclose, in future filings, the nature of the items classified within other income and expense, net. Your disclosure should discuss changes in other income and other expense on a gross basis.











*    *    *    *

      Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jenn Do, Staff Accountant, at (202) 551-
3743,
or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Nili Shah
								Branch Chief
Mr. Richard E. Trewhella
Glassmaster Company
April 4, 2006
Page 8



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE